January 16, 2008

Bryan A. Supran
Assistant General Counsel – Corporate
Wyeth
Five Giralda Farms
Madison, NJ 07940

      Re: Wyeth
                  Definitive Proxy Statement
                  Filed March 16, 2007
                  File No. 001-01225

Dear Mr. Supran:

      We have reviewed your response letter dated October 22, 2007 and have the following comments. Please respond to our comments by January 30, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note your response to prior comment 12. We continue to believe that your annual cash incentive awards should be disclosed in your table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Your summary compensation table, which includes amounts under the "non-equity incentive plan compensation" column, and your responses to prior comments 9 and 12, each appear to indicate that the Executive Incentive Plan meets the definition of a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. Please confirm that in future filings you will provide the information required by Item 402(d)(2)(iii) in the Grants of Plan-Based Awards table. If you believe the target amounts are not determinable, then you should provide a representative amount based on the previous fiscal year's performance. See Instruction 2 to Item 402(d) of Regulation S-K. To the extent you believe that the maximum amounts do not fairly represent the potential amounts payable under the plan, you should consider providing narrative or footnote disclosure explaining the intended role of the putative maximum amounts.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney